EA SERIES TRUST
ADDENDUM TO THE
FUND ACCOUNTING SERVICING AGREEMENT

    This Addendum (the “Addendum”) effective as of August 25, 2025 (the “Effective Date”) to the Fund Accounting Servicing Agreement dated October 8, 2014, as amended (the “Agreement”) is entered into by and between EA SERIES TRUST (f/k/a Alpha Architect ETF Trust) (the “Trust”) and U.S. BANCORP FUND SERVICES, LLC, d/b/a U.S. Bank Global Fund Services (“USBGFS”).

    WHEREAS, the Trust and USBGFS desire to modify the Agreement to add an additional optional service and the fees associated therewith solely with respect to the Strive Total Return Bond ETF and Strive Enhanced Income Short Maturity ETF (each, a “Fund”), each a series of the Trust; and

    WHEREAS, all defined terms used but not otherwise defined herein shall have the meanings assigned to them in the Agreement.

    NOW, THEREFORE, the parties agree as follows:

1.USBGFS shall provide the following services to the Trust solely with respect to the Funds (the “Rule 2a-5 Supplemental Services”):

A.Price Comparison Report
i.The Price Comparison Report is a monthly report showing prices from an alternative source chosen by USBGFS for certain instruments held by a Fund.

B.Back-testing and Calibration Report
i.The Back-testing and Calibration Report shows (a) the actual buy price for certain instruments held by a Fund compared to the next price used for such instrument in the Fund’s NAV and (b) the actual sale price of certain instruments held by a Fund compared to the prior price used for such instrument in the Fund’s NAV.

C.Adviser Valuation Oversight Report
i.The Adviser Valuation Oversight Report is graphic overview of the Fund’s assets, the pricing sources used by the Fund, the types of prices used, and the preliminary fair value leveling utilized for Form NPORT.

2.The Trust shall pay USBGFS fees for the Rule 2a-5 Supplemental Services for each Fund receiving such services based upon the number of level 2 instruments (as defined by the Fund’s Topic 820 Report) held by each such Fund as a percentage of that Fund’s total positions in accordance with the following table:

Percentage of individual level 2 instruments held by a Fund	Monthly Fee for Such Fund[1]
[ ]% or less	$[ ]
1 NOTE: The Rule 2a-5 Supplemental Services and the associated fees are dependent on comparison prices from USBGFS’ chosen comparison third-party pricing source. The Fund may choose to perform comparison pricing with a different comparison pricing vendor under an alternative service with different associated costs.

More than [ ]% but less than [ ]%	$[ ]
[ ]% or more	$[ ]

3.The availability of the Rule 2a-5 Supplemental Services and the associated fees are subject to USBGFS’ ability to obtain comparison prices from its chosen comparison third-party pricing sources at reasonable cost. The reports provided as part of the Rule 2a-5 Supplemental Services may, in USBGFS’ sole discretion, exclude information for instruments for which an alternative comparison price is unavailable or difficult or costly to obtain. In addition, the reports provided may cease to include instruments that were previously included if alternative prices are no longer available from third-party sources or if the fees for such alternative prices rise.

4.The alternative pricing information provided in the Rule 2a-5 Supplemental Services is intended for comparison purposes only. THE TRUST IS RESPONSIBLE FOR SELECTING THE PRICING SOURCES USED FOR EACH INSTRUMENT HELD BY EACH FUND FOR CALCULATING THE FUND’S NET ASSET VALUE, FOR DETERMINING THE APPROPRIATE PRICING METHODOLOGIES USED BY EACH FUND, AND FOR DETERMINING THAT THE PRICES USED FOR EACH INSTRUMENT ARE APPROPRIATE. USBGFS shall not have any obligation to verify the accuracy or appropriateness of any prices, evaluations, market quotations, or other data or pricing related inputs received from the Trust, the Fund, any of their affiliates, or any third-party source. Notwithstanding anything else in this Addendum or the Agreement to the contrary, USBGFS and its affiliates shall not be responsible or liable for any mistakes, errors, or mispricing, or any losses related thereto, resulting from any inaccurate, inappropriate, or fraudulent prices, evaluations, market quotations, or other data or pricing related inputs received from the Trust, the Fund, any of their affiliates, or any third-party source.

5.USBGFS shall only include pricing comparison information in the Rule 2a-5 Supplemental Services from third-party sources. USBGFS shall not be responsible for (i) providing any discretionary or subjective valuation of any instrument, (ii) providing any pricing information not available from a third-party source, (iii) providing any recommendation or opinion on whether a primary price or a comparison price is appropriate, or (iv) determining the appropriate pricing source for any instrument.

6.The Trust acknowledges that it is responsible for determining the suitability and applicability of the information obtained through the Rule 2a-5 Supplemental Services. USBGFS MAKES NO WARRANTIES OR REPRESENTATIONS, EXPRESSED OR IMPLIED, WITH RESPECT TO THE SUITABILITY AND ACCURACY OF INFORMATION PROVIDED IN THE RULE 2a-5 SUPPLEMENTAL SERVICES.

7.This Addendum may be terminated by either party, in whole or with respect to one or more Funds, subject to the termination provisions of the Agreement.

8.The Agreement, except as modified by this Addendum, shall remain in full force and effect in accordance with its terms.

SIGNATURE PAGE FOLLOWS

    IN WITNESS WHEREOF, the parties hereto have executed this Addendum to the Fund Accounting Servicing Agreement by the undersigned duly authorized representatives on one or more counterparts as of the Effective Date.

EA SERIES TRUST	U.S. BANCORP FUND SERVICES, LLC

By: /s/ Michael D. Barolsky	By: /s/ Gregory Farley
Name: Michael D. Barolsky	Name: Greg Farley
Title: Secretary & Vice President	Title: Senior Vice President
Date: 09/11/2025	Date: 09/12/2025